CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THE SALE OF THE M/T ARISTOFANIS

ATHENS, Greece, April 4, 2012 -- Capital Product Partners L.P. (Nasdaq: CPLP) today announced the sale of the M/T ‘Aristofanis’ (12,000 dwt, built 2005 Baima Shipyard, PRC). The vessel was sold to an unrelated third party and proceeds from the sale were used to repay bank debt.

Following the completion of this sale, all of the Partnerships vessels are under period charters with an average remaining term of 5.0 years (as of March 31, 2012).  The Partnership’s fleet of 25 vessels has an average age of 4.1 years and is comprised of 6 crude tanker vessels, 18 modern MR tankers ranging in size from 36,000 to 51,000 dwt and one capesize bulk carrier.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership currently owns 25 vessels, including two VLCCs (Very Large Crude Carriers), four Suezmax crude oil tankers, 18 modern MR tankers and one capesize bulk carrier. All of its vessels are under medium- to long-term charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, Arrendadora Ocean Mexicana, S.A. de C.V., Cosco Bulk Carrier Co. Ltd and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Ioannis Lazaridis, CEO and CFO	Matthew Abenante
+30 (210) 4584 950	Capital Link, Inc. (New York)
E-mail: i.lazaridis@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com

Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com